

17018298

SION

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-23280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMSbonds, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4775 Technology Way, 2nd Floor
(No. and Street)

Boca Raton (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Seligsohn (305) 937-0660
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)*

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

amb

OATH OR AFFIRMATION

I, Michael S. Seligsohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMS Bonds, Inc., as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

(Signature)

Chief Financial Officer
(Title)


SUSAN TSENG PINDELL
Notary Public - State of Florida
Commission # FF 227655
My Comm. Expires Aug 7, 2019
Bonded through National Notary Assn.

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Compliance Report and related Report of Independent Registered Public Accounting Firm.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

FMSBONDS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2017

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO STATEMENT OF FINANCIAL CONDITION	3 - 10

KAUFMAN|ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FMSbonds, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of FMSbonds, Inc., as of June 30, 2017. This financial statement is the responsibility of FMSbonds, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of FMSbonds, Inc. as of June 30, 2017 in conformity with accounting principles generally accepted in the United States of America.



Kaufman Rossin & Co., P.A.

Miami, Florida
August 25, 2017

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

FMSbonds, Inc.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

ASSETS		
CASH, including $1,002,087 segregated for exclusive benefit of customers	$	4,866,505
RECEIVABLE FROM BROKERS AND DEALERS		2,162,101
RECEIVABLE FROM CUSTOMERS		9,722,574
SECURITIES OWNED, AT FAIR VALUE (NOTES 3, 5 AND 9)		81,990,610
BOND INTEREST AND REDEMPTIONS RECEIVABLE		1,415,770
PROPERTY AND EQUIPMENT (NOTE 2)		965,434
OTHER ASSETS (NOTE 4)		1,640,394
	$	102,763,388

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Collateral loans payable (Note 5)	$	16,685,000
Payable to brokers and dealers		361,734
Payable to customers		1,366,018
Securities sold, but not yet purchased, at fair value (Notes 3 and 9)		2,319,936
Accounts payable and accrued liabilities (Note 7)		12,231,295
Total liabilities		32,963,983
LEASE COMMITMENTS AND CONTINGENCIES (NOTE 6)		
STOCKHOLDERS' EQUITY		69,799,405
	$	102,763,388

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

FMSbonds, Inc. (the Company), is a broker and dealer specializing in municipal bonds. The Company acts primarily in a principal capacity, buying and selling for its own account and trading with customers and other dealers. To a lesser extent, the Company acts in an agency capacity, buying and selling equity securities and annuities for its customers and charging a commission, and in an administrative capacity earning fees for administrative services rendered.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions are reported on a trade date basis, and all securities are carried at fair value.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

Generally accepted accounting principles require the Company to report its investments in securities at estimated fair value on a recurring basis. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. Fair value measurements establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

Various inputs are used in determining the value of the Company's investments. The inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

In applying the provisions of fair value measurements to the Company's portfolio activities during the year, the following valuation techniques have been employed:

Municipal Bonds and Certificates of Deposit. The fair value of municipal bonds and certificates of deposit is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds and certificates of deposit are generally categorized in Level 2 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves and credit ratings as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation and amortization of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	7 years
Office equipment	5 years
Leasehold improvements	7 years
Transportation equipment	5 years

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables

The Company does not provide a reserve for uncollected receivables as substantially all amounts are collateralized by securities awaiting delivery. Amounts are charged directly to expense when deemed uncollectible, and have historically been immaterial.

Loans and Advances to Employees

Loans and advances to employees are stated at the outstanding balance of funds due for repayment of cash advances. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

Income Taxes

The Company has elected, with the stockholders' consent, to be taxed under the S Corporation provisions of the Internal Revenue Code. Under these provisions, the taxable income of the Company is reflected by the stockholders on their personal income tax returns. Accordingly, no provision for income taxes is included in the accompanying financial statements.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the *Accounting Standards Codification*, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2017 consisted of the following:

Furniture and fixtures	$	929,775
Office equipment		461,342
Leasehold improvements		1,398,270
Transportation equipment		565,986
		3,355,373
Less: accumulated depreciation and amortization		(2,389,939)
	$	965,434

NOTE 3. FAIR VALUE MEASUREMENT

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with fair value measurements and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets and liabilities measured at fair value as of June 30, 2017:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities Owned				
Certificates of deposit	$ -	$ 435,370	$ -	$ 435,370
Corporate bonds	-	3,050,832	-	3,050,832
Municipal bonds:				
California:				
Insured	-	961,760	-	961,760
Uninsured	-	2,986,135	-	2,986,135
Florida:				
Insured	-	640,116	-	640,116
Uninsured	-	10,550,143	-	10,550,143
Illinois:				
Insured	-	2,429,525	-	2,429,525
Uninsured	-	8,844,366	-	8,844,366
Massachusetts:				
Insured	-	25,009	-	25,009
Uninsured	-	4,798,453	-	4,798,453
Puerto Rico:				
Insured	-	5,530,621	-	5,530,621
Uninsured	-	13,193,977	-	13,193,977
Others:				
Insured	-	5,026,244	-	5,026,244
Uninsured	-	23,518,059	-	23,518,059
Total municipal bonds	-	78,504,408	-	78,504,408
	$ -	$ 81,990,610	$ -	$ 81,990,610

LIABILITIES, at fair value	Level 1	Level 2	Level 3	Total
Securities Sold, But Not Yet Purchased				
Corporate Bonds	$ -	$ 1,092,087	$ -	$ 1,092,087
Municipal bonds	-	1,227,849	-	1,227,849
	$ -	$ 2,319,936	$ -	$ 2,319,936

NOTE 4. OTHER ASSETS

Other assets at June 30, 2017 consisted of the following:

Net cash value of life insurance policies	$	25,000
Prepaids		103,109
Deposits		20,913
Other receivables		357,815
Employee loans receivable		1,133,557
	$	1,640,394

NOTE 5. COLLATERAL LOANS PAYABLE

The Company has a collateral loan payable due to its primary clearing broker in New York, Bank of New York Mellon (BNY Mellon). This credit facility provides for borrowings up to $100,000,000, and is due on demand. The loan is collateralized by securities owned or held as collateral by the Company and securities awaiting delivery on uncompleted transactions. At June 30, 2017, the loan balance was $16,685,000, and bears interest at 2.625%.

Additionally, the Company has a secondary brokerage credit agreement with U.S. Bank National Association (U.S. Bank). This credit facility provides for borrowings up to $50,000,000, and is due on demand. The collateral loan payable due to U.S. Bank is collateralized in the same manner as amounts due to the clearing broker. The collateral is pledged to U.S. Bank and held at the Depository Trust Company. There was no outstanding balance at June 30, 2017.

NOTE 6. LEASE COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company is obligated under various non-cancelable operating leases for certain equipment and office facilities.

As of June 30, 2017, the approximate future minimum annual rentals under the non-cancelable leases are as follows:

2018	$	147,000
2019		105,000
2020		80,000
	$	332,000

The Company has month-to-month lease arrangements with its stockholders for office facilities in North Miami Beach, Florida and Boca Raton, Florida.

Contingencies

The Company is party to legal proceedings arising in the ordinary course of business. In the opinion of management, based on a review with legal counsel, the Company does not believe that these matters will have a material effect on the Company's financial position or operating results.

NOTE 7. EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) plan covering substantially all employees. Employer contributions to the plan are at the discretion of management. At June 30, 2017, the Company had accrued approximately $264,000 for this plan. Additionally, the Company maintains a non-qualified Supplemental Employees' Retirement Plan (SERP). Contributions, the funding of which is at management's discretion, are calculated based on the qualifying employees' salary and years of employment. At June 30, 2017, the Company had accrued approximately $7,067,000 for the SERP (approximately $367,000 is related to current year) based on approximately $8,500,000 of fully vested, gross future benefits. The weighted average discount rate used to determine benefit obligations and benefit costs as of June 30, 2017 and the year then ended was 2.75%. The SERP participants are considered to be general creditors of the Company, and there are no segregated or specifically designated plan assets. These accruals are included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 8. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At June 30, 2017, the Company's "Net Capital" was $46,270,435 which exceeded requirements by $45,343,955. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.30 to 1 at June 30, 2017.

NOTE 9. CREDIT CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

In the normal course of business, the Company enters into financial transactions in which there is a risk of loss due to changes in the market ("market risk") or failure of the other party to the transaction to perform ("credit risk"), as described below.

Securities Sold, But Not Yet Purchased

Securities sold, but not yet purchased, aggregate $2,319,936 at June 30, 2017. Subsequent market fluctuations may require the Company to purchase these securities at prices which exceed the fair value in the accompanying statement of financial condition. Additionally, the securities owned and cash on deposit with clearing firms serve as collateral for this short-sale liability.

Custody of Securities

Custodial functions for the Company's securities transactions are substantially provided by BNY Mellon and the Depository Trust Company. At June 30, 2017, a majority of securities owned are held by these entities.

Deposits with Financial Institutions

The Company may, during the course of operations, maintain cash deposits in excess of federally insured limits.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

fmsbonds, Inc.
Municipal Bond Specialists

The FMSbonds Building
4775 Technology Way, Boca Raton, FL 33431

August 25, 2017

VIA FEDERAL EXPRESS

RE: FMSbonds, Inc,
CRD#: 7793

To Whom It May Concern

Enclosed please find the FMSbonds, Inc. Report Pursuant to Rule 17a-5(d) for Year Ended June 30, 2017 and FMSbonds, Inc. Consolidated Statement of Financial Condition June 30, 2017.

If you have any further questions or should you need more information please contact my office at 800-741-1103 extension 2457.

Sincerely,



Matthew Guerrise
Chief Compliance Officer